Exhibit 4.6

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the material terms of the securities of DeFi Development Corp. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is included as an exhibit to this Annual Report on Form 10-K.

Common Stock
The Company is authorized to issue 1,000,000,000 shares of common stock, par value $.00001 per share. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. The common stock does not have cumulative voting rights. The holders of common stock are entitled to receive dividends when, as, and if declared by the Company’s Board of Directors out of assets or funds legally available therefor, subject to any preferential rights of any outstanding preferred stock. In the event of a voluntary or involuntary liquidation event, dissolution or winding up of the Company, the common stock is subordinate to the preferred stock. As of December 31, 2025, there were 29,892,800 shares of common stock outstanding.

Preferred Stock
The Company is authorized to issue 1,000,000,000 shares of preferred stock, par value $.00001 per share, in one or more series. The Board of Directors has the authority to establish the rights, preferences, privileges, and restrictions of each series of preferred stock without further stockholder approval. There is no restriction on the repurchase or redemption of preferred stock by the Company while there is any arrearage in the payment of dividends or sinking fund installment. We have one series of outstanding preferred stock, consisting of Series A Preferred Stock. As of December 31, 2025, there were no shares of undesignated preferred stock outstanding.

Series A Preferred Stock - The Company is authorized to issue 100,000 shares of Series A Preferred Stock, par value $.00001 per share. Each share of Series A Preferred Stock is entitled to 10,000 votes per share when voting on matters of the Company’s common shareholders. The holders of shares of Series A Preferred Stock are entitled to vote on all matters on which the Company’s Common Stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation. So long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without the affirmative vote of each of the holders of the Series A Preferred Stock then outstanding, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (ii) alter or amend the certificate of designation, (iii) authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation event or otherwise senior to or pari passu with the Series A Preferred Stock, (iv) amend its certificate of incorporation, bylaws or other charter documents so as to affect adversely any rights of any holders of the Series A Preferred Stock, (v) increase the authorized or designated number of shares of Series A Preferred Stock, (vi) issue any additional shares of Series A Preferred Stock (including the reissuance of any shares of Series A Preferred Stock converted for Common Stock) or (vii) enter into any agreement with respect to the foregoing. The holders of the Series A Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of the Company’s Series A Preferred Stock would be entitled to receive the initial stated value of the preferred stock. As of December 31, 2025, there were 10,000 shares of Series A Preferred Stock issued and outstanding.

Dividend Warrants
The Company is authorized to issue 3,898,856 warrants; each warrant is exercisable for one share of common stock. The warrants have an exercise price of $22.50 per share and expire on January 21, 2028, subject to acceleration upon the occurrence of certain conditions. As of December 31, 2025, there were 3,898,854 warrants outstanding.

Listing
The Company’s common stock is listed on Nasdaq Capital Markets under the trading symbol “DFDV.” The Company’s warrants are listed on Nasdaq Capital Markets under the trading symbol “DFDVW.”

Transfer Agent and Registrar
The transfer agent and registrar for the Company’s securities is Colonial Stock Transfer Co, Inc., located at 7540 S. 700 E, Sandy, UT 84070.